Bionomics Limited

5th November 2008

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

[redacted]

08006022

SEC
Mail Processing
Section

NOV 14 2008

Washington, DC
101

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
DEC 01 2008
THOMSON REUTERS

Stephen Birrell
CFO & Company Secretary

11/26

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
5 November 2008

BIONOMICS' ANNUAL GENERAL MEETING RESULTS

Bionomics Ltd (ASX:BNO) hereby gives notice to the Australian Securities Exchange Limited ("ASX") that shareholders of the company passed all resolutions considered before the meeting today.

The Notice of Annual General Meeting and accompanying documents were lodged with ASX on 3 October 2008.

This notice is given in accordance with ASX Listing rule 3.13.2 and section 251AA of the Corporations Act 2001.

			Proxy votes			
Resolution Number	Resolution	Result	For	Against	Open	Abstain
1	Remuneration Report	Passed on a show of hands	122,831,952	152,016	1,987,812	197,219
2	Elect Dr De Souza	Passed on a show of hands	123,066,261	10,046	1,993,812	98,880
3	Approve shares to Directors	Passed on a show of hands	121,699,638	1,401,296	311,993	64,429
4	Approve options to Dr De Souza	Passed on a show of hands	121,519,184	1,545,250	2,003,636	100,929
5	Approve options to Dr Rathjen	Passed on a show of hands	121,517,184	1,547,750	2,003,636	100,429
6	Approve of Share Option Plan	Passed on a show of hands	121,765,060	1,381,292	1,974,636	48,011

FOR FURTHER INFORMATION PLEASE CONTACT:

Bionomics Limited
Dr Deborah Rathjen
CEO & Managing Director
+618 8354 6101 / 0418 160 425
drathjen@bionomics.com.au

Stephen Birrell
CFO & Company Secretary
+618 8354 6104 / 0418 353 005
sbirrell@bionomics.com.au

About Bionomics Limited

Bionomics (ASX: BNO) discovers and develops innovative therapeutics for cancer and diseases of the central nervous system. Bionomics has small molecule product development programs in the areas of cancer, anxiety, epilepsy and multiple sclerosis. Bionomics' most advanced program, BNC105 for the treatment of cancer, is based upon the identification of a novel compound that potently and selectively

restricts blood flow within tumours. Bionomics' discovery and development activities are driven by its three technology platforms: Angene®, the company's angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. MultiCore® is Bionomics' proprietary, diversity orientated chemistry platform for the discovery of small molecule drugs. ionX® is a set of novel technologies for the identification of drugs targeting ion channels for diseases of the central nervous system.

For more information about Bionomics, visit **www.bionomics.com.au**

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to the clinical evaluation of BNC105, BNC210, our available funds or existing funding arrangements, a downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

Bionomics Limited

5th November 2008

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SEC
Mail Processing
Section

NOV 14 2008

Washington, DC
101

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
5 November 2008

CHAIRMAN'S ADDRESS TO AGM 2008

Bionomics – a continued story of strong development and success

Good morning, Ladies and Gentlemen.

Welcome to the 2008 Bionomics AGM. I present this year's Chairman's address at a time of great turmoil in financial markets.

Warren Buffet – superstar fund manager known as the 'sage of Omaha' – recently said "the financial world is a mess, both in the United States and abroad. Its problems, moreover, have been leaking into the general economy, and the leaks are now turning into a gusher". In the same article he also said "a simple rule dictates my buying: Be fearful when others are greedy, and be greedy when others are fearful".

I have had some interesting feedback on this year's annual report. Some people liked the 'international' theme, others thought we were going into the travel business – only economy class, you can be assured.

We may need to put more time and money into presentational matters. We perhaps need to increase the priority on communicating more effectively and robustly with our shareholders and the capital markets.

I have asked our CEO to 'go for it' today and put some more descriptive flesh on the analytic bones.

It is my core belief, however, that we must remain focused and committed to our modus operandi – that is to progress a portfolio of therapeutics that potentially hold great promise in the improved treatment of cancers and certain neurological conditions – namely anxiety and multiple sclerosis.

Before doing this I would like to show you a graph of Bionomics' share price in the year since we last met.

BNO share price compared to All Ords and Small Cap Indices


BNO Index
All Ords Index
Small Cap Index
Index
150.0
140.0
130.0
120.0
110.0
100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
7-Nov-07
7-Dec-07
5-Feb-08
5-Apr-08
5-May-08
4-Jun-08
4-Jul-08
2-Sep-08
2-Oct-08

The Blue line shows Bionomics share price. The green line shows the ASX 200 index and the red line shows the ASX small cap.

The horrible effects of the great market crash of 2008 are as clear as they could be.

Please note the Bionomics' price looked as if it was establishing a new base above 40 cents just before the general crash.

I also note that our share price has held up well in the general carnage.

On October 23, our share price was 27.5 cents, compared to 33 cents this time last year, a fall of 17 %.

The All Ords index, containing Australia's leading companies, over the same time dropped 42 % while the Small Cap index has dropped 54%.

We are not of course at all happy with a 17 % drop, but I submit that given the general carnage it is not totally without merit.

Moving now to the good news and the reason for our relatively strong performance, there are the clear and obvious developments in our portfolio of drug candidates.

Deborah Rathjen will cover this in some detail, but I will observe that we said in February 2005 that we would transform the company into a drug development company with multiple shots on goal, and that is precisely what we have done.

Our anti-cancer candidate drug, BNC105 to fight solid tumours has achieved a number of significant milestones and is now undergoing its first clinical trial, with encouraging initial results. In May BNC105 was named in the "Top Most Promising Drugs Entering Phase 1 Trials" in the international review The Ones to Watch

released by Thomson Pharma in May, and we agree wholeheartedly with its potential.

Our anti-anxiety candidate drug, BNC210 has completed Good Manufacturing Practice (GMP) in preparation to enter clinical development in 2009 and continues to produce promising results in preclinical (animal) trials.

Together with BNC105, advancing BNC210 into clinical development – as planned for 2009 – would put Bionomics in the strong position of having two highly differentiated products in clinical development, with both addressing large and highly attractive markets.

I will leave it there as our CEO will say more about the progress with each of Bionomics' potential drug candidates.

A small company like Bionomics cannot expect to go all the way to the pharmacy shelves on its own. So we have always planned to find partners to take us there once the basic research is validated with animal studies and early clinical trials.

Delivering our first major partnership became a reality in June when we announced a Development and Licensing Agreement with Merck Serono, the pharmaceutical division of Merck KGaA, to develop new treatments for multiple sclerosis and other autoimmune conditions.

We also established a close relationship with the Collaborative Research Centre (CRC) for Cancer Therapeutics. Because of my role as Chair of the Federal government's CRC committee, I am not allowed to be involved in decisions about this collaboration either in CRC Committee transactions or in the boardroom at Bionomics. I am allowed to know that my fellow directors believe this provides a strong scientific and commercial opportunity for Bionomics as it gives access to valuable resources to further develop its own oncology portfolio including BN069 for the treatment of breast cancer.

I know you are all likely to be interested in our capital management plans. The first point is that we remain tight-fisted in spending and in conserving cash. In this environment, the old saying 'cash is king' is truer than ever.

Secondly, we are of course hoping that those major shareholders with options that expire at the end of January 2009 will exercise those options.

We have also been spending significant time telling the Bionomics story to potential new shareholders in the USA and Europe, and several are showing signs of genuine interest.

And we are highly interested in your feedback today on whether shareholders would welcome a shareholder issue in conjunction with any other capital raising initiatives.

In conclusion, I was recently very pleased to announce the extension of the employment contract for our CEO Deborah Rathjen through to August 2011. Deborah is the Chris Judd of the Australian biotechnology industry and in less colourful language a highly respected member of our team and the broader biotechnology and pharmaceutical community. I'd like to take the opportunity to thank her for her ongoing contribution. She has successfully led Bionomics through a number of company changing events and achieved significant value for the company.

82-

Naturally, I strongly hope you endorse the board's decision to award Deborah one million new options as an incentive to remain with us for the next three years and beyond. I can say this offer was not made because of any demands from Deborah, but because the board felt it was deserved. I note also that Deborah's cash remuneration has not been increased since 2004.

I'd like to take the opportunity to thank Deborah, her management team, and permanent and part-time staff, consultants and contract researchers for a magnificent year of effort and progress.

I also wish to thank shareholders for your support this year in what has been a difficult one for shareholders of public companies. You have been patient and have shown a deep understanding of the business we are in.

Coming from a position of strength, we are moving forward with confidence, based on the knowledge gained from the past, and building a future based on the same excitement, determination, focus and enthusiasm.

Ladies and Gentlemen, the past year has been a year of great progress, progress that has given much satisfaction to your board, members of staff and, I trust, shareholders.

In the current uncertain and nervous global environment, the only thing that is certain is that we remain committed and confident in what we are doing at Bionomics. We are committed to advancing our clinical programs and leading Bionomics through these troubled and in some respect unchartered waters.

Thank you

FOR FURTHER INFORMATION PLEASE CONTACT:

Bionomics Limited
Dr Deborah Rathjen
CEO & Managing Director
+618 8354 6101 / 0418 160 425
drathjen@bionomics.com.au

Media Enquiries
Therese Minehan
Buchan Consulting
+612 9237 2800 / 0414 388 955
tminehan@bcg.com.au

About Bionomics Limited

Bionomics (ASX: BNO) discovers and develops innovative therapeutics for cancer and diseases of the central nervous system. Bionomics has small molecule product development programs in the areas of cancer, anxiety, epilepsy and multiple sclerosis. Bionomics' most advanced program, BNC105 for the treatment of cancer, is based upon the identification of a novel compound that potently and selectively restricts blood flow within tumours. Bionomics' discovery and development activities are driven by its three technology platforms: Angene®, the company's angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. MultiCore® is Bionomics' proprietary, diversity orientated chemistry platform for the discovery of small molecule drugs. ionX® is a set of novel technologies for the identification of drugs targeting ion channels for diseases of the central nervous system.

For more information about Bionomics, visit **www.bionomics.com.au**

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to the clinical evaluation of BNC105, BNC210, our available funds or existing funding arrangements, a downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

Bionomics Limited

5th November 2008

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SEC
Mail Processing
Section

NOV 14 2008

Washington, DC
101

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
5 November 2008

CEO REPORT AGM 2008

It is a pleasure to also welcome you to the 2008 Bionomics AGM and to see so many familiar faces. Thank you Peter for your k[redacted] it is a really great to be part of the team for the next stage of Bionomics' growth[redacted]

As Peter pointed o[redacted]nment we face today is uncertain; however, we remain committed to and focus[redacted]e execution of Bionomics' strategy and our vision for building Bionomics as a more substantial highly-valued biotechnology company.

A lot can happen in twelve months, and it certainly has for Bionomics. The year in review demonstrates the significant progress made by Bionomics. In financial year 07-08, "In the clinic" and "Major Partnerships" were Bionomics' two key objectives. Our achievement of these two key objectives has provided both validation of Bionomics' strategy and a solid technology-driven foundation for further growth.

I will take up our Chairman's invitation to shine the spotlight on our very exciting anti-cancer drug BNC105 and our anxiety drug BNC210 and to share with you the journey they have taken this year.

Overall, I am delighted to report another year of solid progress.

In the clinic with BNC105

To date Bionomics has delivered on the development plan for BNC105 in textbook fashion beginning with the successful IND submission last year. We got off to a strong start in February this year where we saw the treatment of the first patient.

This first clinical trial involves treatment of patients with advanced cancer with a range of solid tumour types such as lung, thyroid and ovarian cancers. Its primary objective is the evaluation of the safety and tolerability of BNC105 and to establish a dose for future Phase II clinical trials.

Another important objective is to obtain evidence of biological effect of the drug. The trial is being conducted at clinical sites within the Cancer Trials Australia network at the Royal Melbourne Hospital, the Peter MacCallum Cancer Centre, the Western Hospital in Melbourne and as announced today Austin Health.

The trial is progressing very well and results to date have exceeded my expectations. I am delighted to report that indications of the biological effect of BNC105 have been observed in some of the patients treated, bearing in mind that the dosing levels of BNC105 continue to increase at the present time.

I would like to take a moment to highlight the beneficial effects of BNC105 in one patient on the trial – a patient with mesothelioma – a form of lung cancer caused by exposure to asbestos. Having successfully completed two cycles of treatment at dose level 3 under the trial protocol this patient has continued to receive treatment and has just commenced a 7th cycle of treatment of BNC105. As this MRI indicates – evidence of vascular shutdown was observed within 3-6 hours of the first treatment of BNC105 and persisted for at least 24 hours following this first dose. This is quite clearly observed from the baseline MRI taken prior to treatment and it is what we would anticipate from what we know of the mechanism of action of BNC105. This patient is now classified as having stable disease.


Mesothelioma patient (right pleural), administered 8.4 mg/m2 of BNC105P, cycle 1
Bionomics
baseline (pre-dose)
3-6h Post dose
24h Post dose
Images post-dosing show decreased magnitude and rates of enhancement in the tumor center.

This news from the trial is extremely encouraging – so encouraging that we have already commenced planning for Phase II development of BNC105.

Our planning has involved widespread consultation and talks have taken place with several clinical investigators in Australia and the US.

Moving along to other good news of BNC105 - As shareholders are aware, BNC105 is supported by an extremely solid data package of preclinical animal studies and the Bionomics science team present at many international conferences which demonstrate recognition in both the scientific and medical communities of the world class science which underpins our drug candidates.

In April new BNC105 data was presented to the American Association for Cancer Research (AACR), at its 2008 Annual Meeting in San Diego, California. The data further demonstrated that BNC105 acts as a vascular disrupting agent (VDA) in multiple models of human cancer. BNC105 works very quickly, within a few hours of first treatment, to shut down the blood vessels within solid tumours. This slide illustrates this effect on a variety of tumour types including lung, colon, brain and head and neck cancers.



BNC105 Vascular Disru on Operates
Across Solid Tumour T s
Bionomics
Prostate
Lung
Brain
Breast
Head & Neck
Colon

A quick glimpse at other data presented which described the dual action of BNC105 which targets both tumour blood vessels and tumour cells with significant anti-tumour activity in mouse models of human lung, brain, head and neck cancers. This slide illustrates the anti-tumour effect of BNC105 in a mouse model of human lung cancer. Not only can significant reductions in tumour size be seen, but also there is a dramatic survival benefit for those animals treated with BNC105, with 8 out of 10 animals treated with BNC105 surviving where there were no survivors in the non-treated group.

BNC105 stops lung cancers growing in animals and prolongs survival

Bionomics



Trial 77: TGI of Calu-6 tumors treated with 40mg/kg BNC105P - tumor volume (mm3)
Saline
40mg/kg BNC105P
Tumor volume (mm3)
2500
2000
1500
1000
500
0
1* 3 4 7 8* 9 11 14 16 18 21 22* 23 25
Trial 77: TGI of Calu-6 tumor xenografts treated with 40mg/kg BNC105P
saline
40mg/kg BNC105P
Percent survival
110
100
90
80
70
60
50
40
30
20
10
0
0 5 10 15 20 25 30
Days

Of course the early work of our team led by Dr Gabriel Kremmidiotis investigated the effects of BNC105 in animal models of human breast cancer. In this setting some 20% of animals showed complete clearance of their tumours, with overall approximately 60% of animals responding to BNC105 treatment.

BNC105 displays potent single agent efficacy in animal models

Bionomics



BNC105P 40mg/kg Treatment
Day 1, Day 8 in a 28 day cycle
Ratio to day 1
Day
Saline
BNC105P

BNC105 synergizes with Avastin® to give earlier vascular shutdown and to prolong shutdown



Avastin® alone
BNC105 + Avastin®
% perfusion
15
10
5
0
Day 1
Day 2
Day 3
Day 4
Day 5

The preclinical (animal) data also indicated that low doses of BNC105 in combination with FDA-approved anti-cancer drug Avastin® prolonged tumour blood vessel shutdown and enhanced the anti-tumour effect of Avastin®. The sales of Avastin® last year approached US$3 billion – and provide a pointer to the potential commercial value of BNC105 if successfully developed and at this time we think some sort of combination therapy will eventually be part of the development pathway for BNC105.

Additionally supportive of the unique advantages of BNC105 as a targeted therapy for the treatment of solid tumours, the data reported at AACR indicated that BNC105 is rapidly cleared from normal tissues but gets locked in the tumour where it exerts potent cytotoxic effects directly on cancer cells.

Vascular shut-down traps BNC105 in the tumour: Contributes to superior efficacy Bionomics


BNC105 Tissue Distribution
100
90
80
70
60
50
40
30
20
10
0
0.25
2
6
24
Sampling Time (Hrs)
Tumor
Liver
Heart
Spleen
Kidney
Brain

BNC105_PowerPoint.wmv This video can be accessed at www.bionomics.com.au

Let's take a moment to look at this video which demonstrates how BNC105 acts to shut down tumour blood vessels and effectively starve them of vital nutrients before turning its attack directly towards the cancer cells.

BNC105 is administered as a very rapid infusion over 10 minutes. It then travels throughout the body identifying a specific molecule – a variant of tubulin- within the cells which line tumour blood vessels. When it binds to this variant of tubulin a series of changes take place which cause these tumour blood vessels to collapse. It does not interfere with normal blood vessels or remain for a long time in parts of the body where there are no tumours, but instead becomes locked within the tumour thereby starving it and in a double hit, kills the cancer cells.

Delivering Major Partnerships

Turning now to our second key objective for FY2008 I am happy to report on our big win in June when we announced a Development and Licensing Agreement with Merck Serono, the pharmaceutical division of Merck KGaA, to develop new treatments for multiple sclerosis (MS) and other autoimmune conditions.

Merck Serono Kv1.3 Collaboration: Development and License Agreement

- US$2 million upfront
- Committed research funding to Bionomics
- US$47 million in development milestone payments ***for each selected compound***
- Undisclosed number of compounds to be selected
- Merck Serono to fund all development costs
- Royalty on net sales of licensed products

Under the agreement, Bionomics received an upfront payment of US$2 million and committed research funding for the program moving forward. During our research collaboration Merck Serono intends to select an undisclosed number of compounds from Bionomics' pool of compounds, and for each compound selected by Merck Serono Bionomics may receive milestone payments of up to US$47 million. Bionomics will also receive royalties on sales of licensed products. Merck Serono will fully fund all development costs, including clinical trials.

This is an extremely exciting new partnership for us - Merck Serono is a world leader and pioneer in treatments for MS, and will add substantial value to our Kv1.3 program. This big Pharma deal validates Bionomics' technologies including our ion channel drug discovery and chemistry capabilities.

Why did a company like Merck Serono choose Bionomics as its partner? The answer lies in the quality of our drug leads and the robustness of our drug discovery platform which have the potential to deliver promising drug candidates that have the potential to be safer, more effective oral treatments for this serious disease.

Our success in achieving this deal was in very large part the result of strong synergies and team work within the Bionomics' science team of chemists and biologists, including scientists working at our subsidiary company Neurofit who conducted the animal studies which provided all important proof-of – concept. The entire team are to be congratulated for their professionalism during the exhaustive due diligence process conducted by Merck and their continuing, infectious enthusiasm which has been further strengthened now that the collaboration is underway.

Of course this latest deal is not our only significant licensing agreement for new therapies to treat major diseases.

Genmab license agreement: cancer drug targets

Bionomics

- 2002 – Co-development agreement for the generation of therapeutic antibodies for the treatment of cancer based on Bionomics angiogenesis targets.
- February 2006 deal:
  - 8 proprietary antibody targets
  - Upfront, milestones and royalty
- February 2008: US$1 million milestone payment

You may recall our association with Danish antibody company Genmab A/S. Rewinding back to 2002 when the two companies agreed to co-develop Bionomics' angiogenesis drug targets as antibody-based drugs for the treatment of cancer where it all started, then moving forward to 2006 when that agreement was re-negotiated with Bionomics receiving an upfront payment and potential milestone payments and royalties on product sales and Genmab funding all future development of the antibody products. In the intervening period Genmab have continued to work on Bionomics' targets and in February of this year we received a US$1million milestone payment from Genmab in recognition of a preclinical milestone with the licensed targets moving to the next stage of development towards the clinic.

In other partnership news, as Peter mentioned, we continued this year to cement a close relationship with the Collaborative Research Centre (CRC) for Cancer Therapeutics to further develop our oncology portfolio, including BN069 for the treatment of breast cancer. This is a tremendous partnership which is highly valued by Bionomics as it will provide access to valuable resources for this exciting asset.

Inhibition of BNO69 inhibits Breast Cancer growth in an animal model


CONTROL
BNO69 EXPRESSION INHIBITOR
Tumor Volume (mm3)
700
600
500
400
300
200
100
0
0
3
6
8
10
13
15
17
20
22
24
27
29
31
Days

All these partnerships are indicative of our commitment to executing our business strategy.

BNC210 – a new approach to the treatment of generalised anxiety disorder

I would now like to turn attention to BNC210 and our progress towards clinical development of this compound. BNC210 is a novel compound generated from Bionomics' medicinal chemistry platform technology. Significantly, preclinical data shows that in animals BNC210 is able to rapidly reduce anxiety without the common side effects of current anxiety drugs including drowsiness, impairment of memory and motor function.

The relevant tests here include comparing the time spent by mice in the lighted area of their cage with and without BNC210 treatment. Light makes rodents anxious, and so the more time they spend in the light the less anxious they are believed to be. Rodents dosed with BNC210 spend, depending on the dose, approximately twice to three times as long in the lit area.


BNC210 has an Anxiolytic Effect in the Mouse Light Dark Box
Bionomics
control
BNC210
Diazepam
Time
140
130
120
110
100
90
80
70
60
50
40
30
20
10
0
***
**
***
***
Control
0.1mg/kg
1mg/kg
10mg/kg
1mg/kg
p=0.0009
p=0.0016
p<0.0001
p=<0.0001

There are other tests too, but this is a good representative example.

By way of comparison, drugs currently on the market such as Valium, Prozac, Paxil, Buspar and Zoloft come with many side effects including sedation and loss of memory and may take several weeks to exert their effects.

BNC210 Combines the Best Features of Major Classes of Current Treatments for Anxiety

Bionomics

Class	No Sedation	No Addiction	No Memory Impairment	Fast Acting	No Drug-Drug Interaction No CYP Inhibition
BNC210			—		
BZD	X	X	X	—	—
SSRI	—	—	—	X	X

This indicates the market need for a safe, fast acting, and non-sedating drug. Alone, such drugs have an estimated global market value of US$5 billion and US$12 billion per year.

BNC210 continues to show pleasing results as it is fast-acting and effective in animals with a single daily dose.

In March this year, BNC210 commenced a formal safety and tolerability evaluation program to support future clinical trials.

In April, we saw a significant milestone for BNC210 when, following a competitive bidding process, we awarded the GMP manufacturing contract to Indian company Sai Advantium. In early July, this was successfully completed, in line with FDS requirements.

We are very enthusiastic about the preclinical (animal) results we are seeing from our anxiety drug candidate BNC210 and the path it is taking into clinical trials.

BNC210 Timeline

Bionomics

- March - commenced formal safety and tolerability evaluation program at WIL Laboratories, US to support future clinical trials.
- April - announced initiation of GMP (Good Manufacturing Practice) in line with FDA requirements at Sai Advantium, India.
- July - GMP manufacture BNC210 successfully completed.

Outlook

Bionomics in 2007-08 has:

* Moved into the clinic with BNC105

* Delivered a new major partnership with Merck Serono

* Strengthened our earlier partnership with Genmab in receiving the first milestone payment, and;

* A second drug candidate, BNC210, well advanced in a program to see it enter clinical trial in 2009.

Next year, our immediate priorities will be to start the first BNC210 clinical trial as a prelude to achieving a major partnership for this program, and to progress BNC105 to Phase II clinical trials.

Rest assured, we remain committed to the delivery of value for our shareholders.

Conclusion

No-one can doubt that Bionomics has delivered on its promises, and we intend to keep doing this.

We cannot promise that every drug candidate will turn into a highly valued drug in the pharmacies of the world.

We can commit to keep working hard with the promising compounds we now have in development, and to keep doing the research needed to identify other drug candidates which will increase "shots on goal."

In conclusion, in what has been a big year on many fronts for Bionomics, I want to congratulate and thank all of those who have contributed to the growth and maturation of our Company. It has truly been a team effort. We have mapped out the further progress of our key assets to deliver enhanced value over the next year and this will remain our focus despite broader market challenges.

Thank you, most sincerely, for your support.

FOR FURTHER INFORMATION PLEASE CONTACT:

Bionomics Limited
Dr Deborah Rathjen

CEO & Managing Director

+618 8354 6101 / 0418 160 425
drathjen@bionomics.com.au

Media Enquiries
Therese Minehan

Buchan Consulting
+612 9237 2800 / 0414 388 955
tminehan@bcg.com.au

About Bionomics Limited

Bionomics (ASX: BNO) discovers and develops innovative therapeutics for cancer and diseases of the central nervous system. Bionomics has small molecule product development programs in the areas of cancer, anxiety, epilepsy and multiple sclerosis. Bionomics' most advanced program, BNC105 for the treatment of cancer, is based upon the identification of a novel compound that potently and selectively restricts blood flow within tumours. Bionomics' discovery and development activities are driven by its three technology platforms: Angene®, the company's angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. MultiCore® is Bionomics' proprietary, diversity orientated chemistry platform for the discovery of small molecule drugs. ionX® is a set of novel technologies for the identification of drugs targeting ion channels for diseases of the central nervous system.
For more information about Bionomics, visit **www.bionomics.com.au**

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to

prospective events or developments are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to the clinical evaluation of BNC105, BNC210, our available funds or existing funding arrangements, a downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release

Bionomics Limited

5th November 2008

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SEC
Mail Processing
Section

NOV 14 2008

Washington, DC
101

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

per

Stephen Birrell
CFO & Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
5 November 2008

Austin Health Comes on Board BNC105 Trial

Key Points

- **Clinical sites engaged in current trial expands to four**
- **Ensures patient enrolment on track**

5 November 2008; Adelaide, Australia: Bionomics Limited (ASX:BNO), today announced that a fourth clinical centre, Austin Health based in Melbourne, has been initiated. Austin Health will participate in the final stage of the ongoing clinical trial of anti-cancer drug BNC105.

The trial is being conducted under an IND approved by the US Food and Drug Administration (FDA) and in January this year, Cancer Trials Australia (CTA) and Bionomics entered an agreement to conduct a first time in human study with Bionomics' anti-cancer drug BNC105.

Austin Health joins other clinical sites within the CTA network at the Royal Melbourne Hospital, the Peter MacCallum Cancer Centre and the Western Hospital.

Dr. Deborah Rathjen, CEO and Managing Director of Bionomics commented: "The current BNC105 clinical trial is progressing well through the dose escalation phase, with BNC105 demonstrating preliminary indications of biological effect as determined by DCE-MRI and CT scans. As the trial progresses towards its conclusion there will be a requirement to recruit greater numbers of patients to confirm the dose to be selected for Phase II trials. It is important that this recruitment proceed as smoothly as possible and it is very pleasing to see Austin Health now part of the team to ensure that happens. CTA members are very experienced in early phase clinical trials and the oncologists involved represent some of the very best in the field."

Dr Geoffrey Chong, lead investigator for the trial at Austin Health said " We are very pleased to open the trial at Austin Health and for our patients to have access to this interesting new agent."

BNC105 is a new type of anti-cancer drug called a Vascular Disruption Agent (VDA) which blocks the blood supply to a solid tumour, effectively "starving" the tumour of nutrients.

VDAs (Vascular Disruption Agents) have significant clinical potential in the treatment of cancer, as they may potentially be applied across a very wide variety of cancer types, including colon, lung and breast cancers. The market potential for VDAs has been estimated at approximately US$5 billion annually (ASInsights, 2003)

FOR FURTHER INFORMATION PLEASE CONTACT:

Bionomics Limited
Dr Deborah Rathjen
CEO & Managing Director
+618 8354 6101 / 0418 160 425
drathjen@bionomics.com.au

Media Enquiries
Therese Minehan
Buchan Consulting
+612 9237 2800 / 0414 388 955
tminehan@bcg.com.au

About Bionomics Limited

Bionomics (ASX: BNO) discovers and develops innovative therapeutics for cancer and diseases of the central nervous system. Bionomics has small molecule product development programs in the areas of cancer, anxiety, epilepsy and multiple sclerosis. Bionomics' most advanced program, BNC105 for the treatment of cancer, is based upon the identification of a novel compound that potently and selectively restricts blood flow within tumours. Bionomics' discovery and development activities are driven by its three technology platforms: Angene®, the company's angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. MultiCore® is Bionomics' proprietary, diversity orientated chemistry platform for the discovery of small molecule drugs. ionX® is a set of novel technologies for the identification of drugs targeting ion channels for diseases of the central nervous system.

For more information about Bionomics, visit **www.bionomics.com.au**

About Cancer Trials Australia (CTA)

CTA is a Clinical Trial Network and Site Service Organisation providing research governance, advisory and laboratory assay services to investigators and sponsors of clinical trials in the field of oncology. Its member's organisations are:

Austin Health
Bendigo Health
Border Medical Oncology
Ludwig Institute for Cancer Research
Melbourne Health
Peninsula Oncology Centre
Peter MacCallum Cancer Centre
Southern Health
St Vincents Health
The Walter and Elisa Hall Institute
Western Hospital

For further information on CTA please contact:

Mr Marcus Clark, Chief Executive Officer CTA - 03 9342 7306.
Chief Executive Officer
Cancer Trials Australia
6 East, Main Block
The Royal Melbourne Hospital
Grattan Street
Parkville Victoria 3050
+61 (0) 3 9342 7306

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to the clinical evaluation of BNC105, BNC210, our available funds or existing funding arrangements, a downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the

requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

Bionomics Limited

31st October 2008

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SEC
Mail Processing
Section

NOV 14 2008

Washington, DC
101

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

BIONOMICS LIMITED

ABN

53 075 582 740

Quarter ended ("current quarter")

30-Sep-08

Consolidated statement of cash flows

		Current quarter $A'000	Year to date (3 months) $A'000
Cash flows related to operating activities			
1.1	Receipts from customers	2,366	2,366
1.2	Payments for		
	(a) staff costs	(178)	(178)
	(b) advertising & marketing	(26)	(26)
	(c) research & development (incl. R&D staff costs)	(2,419)	(2,419)
	(d) leased assets	(22)	(22)
	(e) other working capital	(202)	(202)
1.3	Dividends received	0	0
1.4	Interest and other items of a similar nature received	41	41
1.5	Interest and other costs of finance paid	(12)	(12)
1.6	Income taxes paid	0	0
1.7	Other - Grants	0	0
	Net operating cash flows	(452)	(452)
1.8	Net operating cash flows (carried forward)	(452)	(452)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	0	0
	(b) equity investment	0	0
	(c) intellectual property	0	0
	(d) physical non-current assets	(8)	(8)
	(e) other non-current assets	0	0

		Current quarter $A'000	Year to date (3 months) $A'000
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	0	0
	(b) equity investment	0	0
	(c) intellectual property	0	0

	(d) physical non-current assets	0	0
	(e) other non-current assets	0	0
1.11	Loans to other entities	0	0
1.12	Loans repaid by other entities	0	0
1.13	Other	0	0
	Net investing cash flows	(8)	(8)
1.14	**Total operating and investing cash flows**	(460)	(460)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	56	56
1.16	Proceeds from sale of forfeited shares	0	0
1.17	Proceeds from borrowings	0	0
1.18	Repayment of borrowings	(105)	(105)
1.19	Dividends paid	0	0
1.20	Other (capital raising costs)	0	0
	Net financing cash flows	(50)	(50)
	Net increase (decrease) in cash held	(510)	(510)
1.21	Cash at beginning of quarter/year to date	6,282	6,282
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	5,772	5,772

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	(130)
1.25	Aggregate amount of loans to the parties included in item 1.11	0

1.26 Explanation necessary for an understanding of the transactions

Consists of remuneration paid to directors including remuneration paid to the Chief Executive Officer and Managing Director.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A/

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities - Line of Credit	550	550
3.2	Credit standby arrangements	0	0

Explanation necessary for an understanding of financing facilities available

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	1,222	1,503
4.2	Deposits at call	4,550	4,779
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	5,772	6,282

Acquisitions and disposals of business entities

		Acquisitions $A'000 *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies, which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: 31/10/2008

(CEO & Managing Director)

Print name: DEBORAH RATHJEN

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

- 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
- 9.2 - itemised disclosure relating to acquisitions
- 9.4 - itemised disclosure relating to disposals
- 12.1(a) - policy for classification of cash items
- 12.3 - disclosure of restrictions on use of cash
- 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

END